UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                                VERENIUM CORP
                   (formerly known as Diversa Corporation)
                               (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    255064107
                                 (CUSIP Number)


                                JEFFREY I. MARTIN
                         C/O RHO CAPITAL PARTNERS, INC.
                        152 WEST 57TH STREET, 23RD FLOOR
                               NEW YORK, NY 10019
                                  212-784-8872
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                June 20, 2007
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)

        N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 2,361,176 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 2,361,176 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,361,176 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.8%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A


   6.    Citizenship or Place of Organization

         Republic of South Africa


            7.   Sole Voting Power

                 772,873 shares

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         4,298,859 shares (includes 69,456 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 772,873 shares

            10.  Shared Dispositive Power

                 4,298,859 shares (includes 69,456 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         5,071,732 shares (includes 69,456 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         8.1%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Canada


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         4,298,859 shares (includes 69,456 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 4,298,859 shares (includes 69,456 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         4,298,859 shares (includes 69,456 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         6.9%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Kingdom of Denmark


            7.   Sole Voting Power

                 122,075 shares (includes 122,075 Shares under options
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         4,298,859 shares (includes 69,456 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 122,075 shares (includes 122,075 Shares under options exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 4,298,859 shares (includes 69,456 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         4,420,934 shares (includes 122,075 Shares under options exercisable within the next 60 days, and 69,456 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         7.1%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust II


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 1,634,230 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 1,634,230  shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         2.6%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Investment Partners "H" L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         00


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 698,150 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 698,150 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         698,150 shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.1%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Partners, L.P..


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)



   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.2%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Atlas Capital Corp.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.2%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust I


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 726,946 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power

Beneficially     0 shares
Owned by
Each
Reporting   9.   Sole Dispositive Power
Person With
                 726,946 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         726,946 shares (includes 18,948 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.2%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV, L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 333,629 shares (includes 8,697 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 333,629 shares (includes 8,697 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         333,629 shares (includes 8,697 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.5%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV (QP), L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 785,497 shares (includes 20,473 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 785,497 shares (includes 20,473 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         785,497 shares (includes 20,473 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.3%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV GmbH & Co. Beteiligungs KG


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Germany


            7.   Sole Voting Power

                 818,557 shares (includes 21,338 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 818,557 shares (includes 21,338 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         818,557 shares (includes 21,338 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.3%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                   CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Ventures IV, LLC


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 1,119,126 shares (includes 29,170 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 1,119,126 shares (includes 29,170 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,119,126 shares (includes 29,170 Shares under warrants exercisable within the next 60 days)



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.8%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                   CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners Verwaltungs GmbH


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Germany


            7.   Sole Voting Power

                 818,557 shares (includes 21,338 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 818,557 shares (includes 21,338 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         818,557 shares (includes 21,338 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.3%


   14.   Type of Reporting Person (See Instructions)

         OO

     This Amendment No. 2 to Schedule 13D for Verenium Corporation (formerly known as Diversa Corporation), a Delaware corporation ("Verenium" or the "Company"), amends a statement on Schedule 13D originally dated March 9, 2007, as amended as of March 23, 2007, with respect to shares of Verenium Common Stock, par value $0.001 per share, beneficially owned by Rho Capital Partners, Inc. ("Rho"), a New York corporation; its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly; and those certain investment vehicles affiliated with Rho identified below as Reporting Persons. This Amendment amends and restates the previously filed Statement on Schedule 13D in its entirety.



Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares (the "Shares") of Common Stock, $0.001 par value per share (the "Common Stock"), of Verenium Corporation (formerly Diversa Corporation).

The executive offices of Verenium are located at 55 Cambridge Parkway, Cambridge, Massachusetts 02142.


Item 2.  Identity and Background.

(a) Name. This statement is being filed by Rho Capital Partners, Inc. ("Rho"), a New York corporation, its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Management Trust I ("Trust I") and Rho Management Trust II ("Trust II"), each a New York grantor trust; Rho Ventures IV, L.P. ("RV IV LP") and Rho Ventures IV (QP), L.P. ("RV IV QP"), each a Delaware limited partnership, and the general partner of such vehicles, Rho Management Ventures IV, LLC ("RMV"), a Delaware limited liability company; and Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited partnership ("RV IV KG"), and its general partner Rho Capital Partners Verwaltungs GmbH, a German limited liability company ("RCP Verwaltungs"); Rho Investment Partners "H", L.P. ("RIP H"), a Delaware limited partnership, its general partner Rho Management Partners L.P. ("RMP"), a Delaware limited partnership, and its general partner, Atlas Capital Corp. ("Atlas"), a Delaware corporation (collectively, the "Reporting Persons").

As the investment advisor to Trust I and Trust II, Rho may be deemed to exercise sole investment and voting control over Shares of Verenium Common Stock held of record in the name of such investment vehicles. As controlling shareholders of Rho, and as the managing members of RMV and as the managing directors of RCP Verwaltungs, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares of Verenium Common Stock reported by Rho, RMV and RCP Verwaltungs. As the ultimate controlling person of RIP H, RMP and Atlas, Joshua Ruch may be deemed may be deemed to have sole authority over the Shares of Verenium Common Stock reported by such Reporting Persons herein.

(b) Address. The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly, Trust I and Trust II is 152 West 57th Street, 23rd Floor, New York, New York 10019.

The business address for each of RMP, RIP H, Atlas, Rho Ventures IV, L.P., Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, and RMV IV is 4 Dune Road, East Quogue, New York 11959.

The business address for Rho Capital Partners Verwaltungs GmbH is c/o Poellath & Partners, Funf Hofe, Kardinal-Faulhaber-Str. 10, 80333 Munich, Germany.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).

Item 3.  Source and Amount of Funds or Other Consideration

Of the 1,634,230 Shares of Verenium Common Stock reported on this Schedule 13D by Trust II, 1,578,616 Shares were acquired by the conversion or exercise of Verenium securities issued to Trust II in private offerings prior to the initial public offering of Verenium's shares, and 55,614 Shares were acquired by Trust II in the initial public offering of Verenium Common Stock. All such acquisitions were made with working capital of Trust II. 74,723 of the Shares reported by Joshua Ruch hereunder were acquired by conversion or exercise of Verenium securities issued to Mr. Ruch, or to affiliated entities over which he may be deemed to have sole investment and voting control, in private offerings prior to or in the initial public offering of Verenium shares. All such acquisitions were made with working capital of Mr. Ruch or such affiliated entities. Rho and Messrs. Ruch, Kairouz and Leschly are deemed to have shared voting and investment authority over the Shares reported by Trust II.

The 698,150 Shares reported by RIP H hereby were acquired, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, on March 9, 2007 by acquisition pursuant to a loan modification agreement with a third party. The closing of the acquisition of such Shares was May 8, 2007. The consideration for such Shares was the cancellation of previously contracted indebtedness owing from such third party to RIP H. RMP, Atlas and Joshua Ruch are deemed to have shared voting and investment authority over the Shares reported by RIP H.

122,075 of the Shares reported by Mark Leschly hereby are Shares exercisable under options, exercisable within the next 60 days, granted by Verenium without consideration to Mr. Leschly in respect of his services as a director of Verenium.

All Shares (including Shares issuable under warrants) reported hereunder by RV IV LP, RV IV QP, Trust I, RV IV KG, RMV, and RCP Verwaltungs, were acquired by such Reporting Persons as the result of a merger transaction between Verenium with Celunol Corp. ("Celunol"), a privately-held company in which such Reporting Persons held shares and warrants. In connection with such merger transaction, Verenium issued up to 15,000,000 shares of its Common Stock, of which an aggregate of 2,664,629 Shares (including 69,456 Shares issuable under immediately exercisable warrants) were issued to such Reporting Persons. The merger transaction between Verenium and Celunol closed on June 20, 2007 (hereinafter, the "Merger").


Item 4.  Purpose of Transaction

(a) - (b)   The Shares reported hereby were acquired by the Reporting Persons for investment purposes. Mark Leschly and Joshua Ruch, both Managing Partners and shareholders of Rho, and Reporting Persons, are directors of Verenium.

An aggregate of 2,529,178 Shares reported hereby were acquired by the Reporting Persons in Diversa Corporation, predecessor to the Company, prior to the Merger. On June 20, 2007, as a result of the Merger, RV IV (QP), RV IV KG, RV IV LP, and Trust I, previously shareholders in Celunol, received an aggregate of 2,664,629 Shares (including 69,456 Shares issuable under immediately exercisable warrants) of Verenium Common Stock as consideration
for their shares and warrants in Celunol.   As a result of such acquisition,
the Reporting Persons collectively own of record 5,193,807 Shares (including 69,456 Shares under currently exercisable warrants and 122,075 Shares under currently exercisable options) in the Company.

(c) Not applicable.

(d) Upon closing of the Merger, the number of members of the board of directors of the Company was increased from six (6) to nine (9) persons, with the three (3) new directors consisting of members of the former board of directors of Celunol. One of such Celunol directors was Joshua Ruch, who upon consummation of the Merger became a director of the Company.

(e) In connection with the Merger, the Company issued up to 15,000,000 shares of its Common Stock to the stockholders of Celunol in exchange for the fully diluted capital stock of Celunol, including an aggregate of 2,664,629 Shares (including 69,456 Shares issuable under immediately exercisable warrants) as consideration for shares and warrants in Celunol owned by RV IV QP, RV IV KG, RV IV LP, and Trust I.

(f) - (j) Not applicable.

Other than as described above, the Reporting Persons have no specific plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Company in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Company, and their present and future interest in, and intentions with respect to, the Company, and in connection therewith expect from time to time to consult with management and other stockholders of the Company.


Item 5.  Interest in Securities of the Issuer

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust I and Trust II, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 2,361,176 Shares of Verenium Common Stock held of record by such Trusts, constituting 3.8% of the 62,695,647 Shares of Verenium Common Stock outstanding as of June 20, 2007, based on share information provided by officials of the Company.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 4,298,859 shares of Verenium Common Stock reported hereunder by Trust I, Trust II, RV IV KG, RV IV QP, and RV IV LP. Mr. Ruch may be deemed to exercise, in addition, sole investment and voting control over a further 772,873 Shares by attribution of investment and voting control over the holdings of RIP H, a managed account, a foundation of which Mr. Ruch serves as trustee, and other direct and family holdings. Mr. Leschly directly holds options for Shares exercisable within the next 60 days, for an additional 122,075 Shares of Verenium Common Stock, over which he may be deemed to have sole voting and investment control. Messrs. Ruch, Kairouz and Leschly accordingly may be deemed beneficially to own in the aggregate 8.1%, 6.9% and 7.1%, respectively, of the 62,695,647 issued and outstanding shares of Verenium Common Stock outstanding as of June 20, 2007. Other than the shares of Verenium Common Stock in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

As the general partner of RIP H, RMP may be deemed to exercise sole voting and investment control over the 698,150 Shares held of record by RIP H. In addition, RMP exercises sole voting and investment control over an additional 47,931 Shares of Verenium Common Stock held directly, and an additional 25,382 Shares held in a managed account, for an aggregate of 771,463 Shares, constituting 1.2% of the 62,695,647 issued and outstanding shares of Verenium Common Stock outstanding as of June 20, 2007. Atlas, as general partner of RMP, may be deemed to exercise sole voting and investment control with respect to all 771,463 Shares deemed beneficially owned by RMP, also constituting 1.2% of the 62,695,647 issued and outstanding Verenium Shares outstanding as of June 20, 2007.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transactions in the Shares by the Reporting Persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Verenium Common Stock covered hereby.

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 12, 2007, Trust II, RMP, and a managed account of Rho entered into "lock-up" letter agreements with the Company, by which such parties agreed, for the period from the closing of the Merger until the earlier of December 1, 2007, or 180 days following the closing of the Merger, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of or transfer any Verenium Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Verenium Shares, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreements is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit C to this statement on
Schedule 13D, and is incorporated herein by reference. In addition certain affiliates of Rho that are shareholders of Celunol, being Rho Ventures IV
(QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P., and Rho Management Trust I, have entered into substantially similar agreements.

On March 23, 2007, Verenium announced the pricing of a private placement (the "Offering") of $100,000,000 aggregate principal amount of 5.50% convertible senior notes due 2027 (the "Notes"). In connection with the Offering, Joshua Ruch, Mark Leschly, Trust II, RMP, Trust I, Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P. and a managed account of Rho, entered into a letter agreement (the "Note Offering Lockup Letter"), dated March 19, 2007, with the underwriters of the Offering. Under the terms of the Note Offering Lockup Letter, such persons agreed, subject to certain stated exceptions, from the date thereof until 90 days after the date of the final offering memorandum relating to the Offering, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Verenium Common Stock, or any debt securities of Verenium or any other securities of Verenium substantially similar thereto or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Verenium Common Stock, any debt securities of Verenium or any other securities of the Company that are substantially similar to Common Stock or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii). The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the Note Offering Lockup Letter, which is included as Exhibit C filed with this Amendment No. 2 to Statement on Schedule 13D, and is incorporated herein by reference.

A Voting Agreement, previously entered into among Trust II, RMP, Mark Leschly, a managed account of Rho, and certain other parties, and previously filed as an exhibit to this Statement on Schedule 13D, automatically terminated on June 20, 2007 upon the closing of the Merger and is no further force or effect.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits. The following documents are filed as exhibits:

A. Joint Filing Agreement, dated June 26, 2007

B. Form of Lock-Up Agreement, dated February 12, 2007.

C. Note Offering Lockup Letter, dated March 19, 2007.

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 2007



RHO CAPITAL PARTNERS, INC.


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



HABIB KAIROUZ


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



MARK LESCHLY


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST II
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO INVESTMENT PARTNERS "H" L.P.
By: RHO MANAGEMENT PARTNERS, L.P.
    General Partner
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS, L.P.
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO VENTURES IV, L.P.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO VENTURES IV (QP), L.P.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV GmbH & Co. BETEILIGUNGS KG

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST I
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer